

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 13 2015

Washington, DC 20549


15005475

No Act
12/30/14

February 13, 2015

Kristen N. Cunningham
Bracewell & Giuliani LLP
kristen.cunningham@bgllp.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-13-15

Re: ConocoPhillips
Incoming letter dated December 30, 2014

Dear Ms. Cunningham:

This is in response to your letters dated December 30, 2014 and January 27, 2015 concerning the shareholder proposal submitted to ConocoPhillips by the Unitarian Universalist Association and the Presbyterian Church (U.S.A.). We also have received a letter from the proponents dated January 15, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Timothy Brennan
Unitarian Universalist Association
tbrennan@uua.org

February 15, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConocoPhillips
Incoming letter dated December 30, 2014

The proposal urges the compensation committee to adopt a policy that it will not use any metric based on reserves to determine the amount of any senior executive's incentive compensation without adjusting reserves to exclude barrels of oil equivalent that are not economically producible under a demand reduction scenario in which the price of a barrel of Brent crude oil decreases to $65 by 2020 and remains flat thereafter.

We are unable to concur in your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that ConocoPhillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that ConocoPhillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Kristen N. Cunningham
Counsel

214.758.1080 Office
800.404.3970 Fax

Kristen.Cunningham@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2724

January 27, 2015

By E-mail
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips: Intention to Omit Stockholder Proposal from Unitarian Universalist Association and co-filer Presbyterian Church

Ladies and Gentlemen:

On December 30, 2014, we submitted a letter (the "No-Action Letter") on behalf of our client, ConocoPhillips (the "Company"), informing the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy statement and form of proxy for the Company's 2015 annual meeting of stockholders (collectively, the "2015 Proxy Materials") the stockholder proposal and statement in support thereof (the "Proposal") from the Unitarian Universalist Association and co-filer the Presbyterian Church (collectively referred to as the "Proponent"). The No-Action Letter also requested that the Staff not recommend any enforcement action if the Company excludes the Proposal from its 2015 Proxy Materials.

In a letter dated January 15, 2015 (the "Response Letter"), the Proponent submitted a response to the No-Action Letter requesting that the Staff deny the requested relief. For the reasons set forth in the No-Action Letter and herein, the Company continues to believe that the Proposal may be excluded from the 2015 Proxy Materials and that the Company's request for no-action relief should be granted.

Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter is being emailed and mailed on this date to the Proponent.

On behalf of the Company, we respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7), or, alternatively, Rule 14a-8(i)(3). The Company has advised us as to the factual matters set forth herein.

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

In the No-Action Letter, we advised that the Company believes that the Proposal may be excluded under Rule 14a-8(i)(7) because it involves a matter of ordinary business, namely general compensation matters for a group of individuals beyond senior executive officers. While the Company agrees that executive compensation has long been considered by the Staff to be a significant social policy issue transcending ordinary business, the Company urges the Staff to look beyond the simple wording that the Proposal purports to apply to only "senior executive compensation" and agree with its conclusion that the Proposal, should it be approved, would impermissibly impact general employee compensation matters based on the administration and design of the Company's compensation plans as further described below.

The Proposal relates to two compensation plans, the Variable Cash Incentive Program, or VCIP, and the Performance Share Program, or PSP. As stated in the No-Action Letter, and undisputed by the Proponent, these plans award incentive pay not only to senior executive officers but to all employees, in the case of the VCIP, and approximately 70 employees, the majority of whom are not senior executive officers, in the case of the PSP. As described in the No-Action Letter, the target incentive payout under the VCIP is composed of 50% related to corporate performance and 50% related to award unit performance, with potential individual award adjustments for extraordinary performance of an individual employee. The corporate performance metrics are applicable to all participants in the VCIP, which include all of the Company's employees worldwide. These metrics are the primary vehicle for recognizing Company performance and aligning the interests of employees and executives in achieving the Company's strategic objectives. Reserves replacement ratio, or RRR, is a performance measure contained within the corporate performance segment, and therefore applies uniformly to all Company employees. The award unit performance goals are designed primarily to incentivize non-executive employees for the actual tasks that they perform daily, and do not include RRR as a metric. However, as Proponent rightfully recognizes, executive officers receive a blended average of all award unit performance, which forecloses the ability to separate metrics for executive officers and the general employee population. The Proponent argues in the Response Letter that "there would be no need to conform all participants' plan metrics to the metrics used for senior executives because those employees already have metrics that are different from one another's." This is an incorrect statement of the nature of the VCIP due to the fact that the corporate performance segment, which contains the RRR measure, does in fact apply to all employees, and also due to the fact that performance for the executive officers is comprised of *all* of the metrics used for non-executive employees.

In addition, the Proponent does not address the PSP, which is comprised only of corporate performance goals applicable to all participants with potential individual award adjustments for extraordinary performance of an individual employee. RRR is also used as a metric in the PSP. Here, as with the VCIP, the Proponent's statement that senior executives already have metrics that are different than each other's is simply incorrect. As described above, to require an adjustment to RRR would necessitate an adjustment to the performance metrics of *all* plan participants, not just the senior executives.

The Proponent also suggests that the Company could simply include the effect of the adjustment to RRR at the point the Company determines whether an individual performance adjustment is warranted. As described in the ConocoPhillips 2014 Proxy Statement filed on March 28, 2014, on pages 50 and 51, the individual adjustment is a percentage increase based on a subjective review of the individual's personal leadership and impact on the Company's financial and operational success during the performance period. It is unclear to the Company how an individual adjustment would be made for a "Demand Reduction Scenario." To suggest that the Company somehow individually implement its required "Demand Reduction Scenario" adjustment in this manner further underscores the Proponent's lack of understanding of the fundamental operation of the VCIP and PSP plans which are the subject of its Proposal. Contrary to Proponent's statement that the adjustment to proved reserves would not have to be across-the-board for all employees, the fact remains that an adjustment to RRR, which is a metric applicable to each and every participant in the VCIP and PSP plan, would impact all employees and thus impact general employee compensation as well as the historical integrity of the Company's incentive programs.

Even if the Staff does not agree with the Company that the Proposal relates primarily to general employee compensation, the Staff has granted relief on numerous occasions where a Proposal seeks to micro-manage the specific manner in which the Company should address a specific policy issue. As discussed in the No-Action Letter, the fact that the subject of a Proposal is a matter of significant social policy is not dispositive if the proposal seeks to impermissibly micro-manage an aspect of the company's day-to-day business operations. Contrary to Proponent's assertion, it is not merely the fact that an adjustment is recommended for senior executive compensation that forms the basis for the Company's claim of micro-managing. It is the fact that the Proposal relates to the manner in which the Company calculates its proved reserves metric, which is a measure used in its ordinary business operations and for general employee compensation matters. The Company believes the highly specific nature of the Proposal is analogous to the line of no-action letters in which the Staff has allowed the exclusion of proposals that dictate a gift or charitable contribution to a specific type of organization or a particular cause, in contrast with shareholder proposals that broadly or generally address the policy issue of whether or not a company should make charitable contributions. *See e.g.* The Walt Disney Company (November 20, 2014) (permitting exclusion of proposal related to "charitable contributions to a *specific* organization") (emphasis added); Target Corporation (March 31, 2010); and Federal Agricultural Mortgage Corp. (March 31, 2003). Because the Proponent proposes that the Company base its compensation on an adjustment to proved reserves to "exclude barrels of oil that are not economically producible under a Demand Reduction Scenario in which the price of a barrel of Brent crude oil decreases to $65...by 2020 and remains flat thereafter," Proponent has gone beyond the policy issue of executive compensation and instead attempts to micro-manage the Company by setting forth a specific adjustment to its performance metrics with no discretion given to the Company or the Compensation Committee to make adjustments for actual economic conditions. The Company also notes that fiscal year-end and current prices for Brent crude oil are much lower than the price dictated by the requested policy, further highlighting the fact that proposals of such a specific nature relate to complex matters and are not matters upon which shareholders, as a group, would be in a position to make informed judgments.

The Proponent cites the Staff's response to McKesson Corp. (June 6, 2014) in an attempt to persuade the Staff that its Proposal is not unduly micro-managing. The decision in McKesson is entirely distinguishable from the Proposal at issue here. In McKesson, the proposal requested that the compensation committee adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) of the Internal Revenue Code specify the awards that would result from performance, and that shareholders approve the metrics applicable to at least a majority of the awards to named executive officers. In McKesson, the compensation committee would have retained discretion to determine the awards and the metrics, subject to shareholder approval. In the Proposal at hand, the Compensation Committee must calculate proved reserves using a specified price under a "Demand Reduction Scenario," which as described above, is an impermissible attempt to micro-manage the Company by dictating the specific manner in which the policy at issue must be addressed.

Further, the Staff stated that the McKesson proposal was not clear as to whether the proposal was directed at the compensation of senior executive officers only, or instead related to general compensation policy. The Staff granted no action relief to McKesson to exclude the proposal under Rule 14a-8(i)(7) unless the proponents submitted a revised proposal making such limitation clear. We are unable to find such a revised proposal, and based on a review of McKesson's 2014 proxy statement filed on June 19, 2014, we did not find a similar proposal included. It is therefore unclear what the Staff's intent was for the revision or how compliance would be determined. However, the Company believes that the Proposal at hand cannot be simply revised to correct such deficiencies. The Company's submission date for shareholder proposals has expired. Staff Legal Bulletin 14 (CF), *Shareholder Proposals* (July 13, 2001) (SLB 14) details several situations in which a Proponent may be allowed to revise a proposal outside of the submission deadline, including revisions to (i) make a proposal precatory instead of binding, (ii) prevent a breach of contractual obligations, (iii) revise or delete statements that may be viewed as materially false or misleading or are irrelevant to the matter of the proposal, or (iv) clarify certain enumerated proposals related to executive compensation or the election of directors. With respect to executive compensation, SLB 14 states that "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." While the language in McKesson was unclear, the Proposal clearly states its intent to apply to only senior executive compensation. However, as detailed in the description of the operation of the VCIP and the PSP above, the Company believes implementation of the Proposal would automatically impact general employee compensation due to the design of those plans. For these reasons, the Company does not believe Proponent should be allowed to revise its Proposal, if requested.

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

The No-Action Letter cited several examples of shareholder proposals which were allowed exclusion by the Staff under Rule 14a-8(i)(3) where aspects of the proposals failed to define critical terms and/or failed to provide guidance on how the proposal should be implemented. The Proposal uses the term "Demand Reduction Scenario" without definition, as noted in the No-Action Letter. The fact that the term is "capitalized for clear reference later" as stated in the Response Letter does not overcome the fact that the term is neither defined nor explained in the Proposal. While Proponent claims that this term contemplates merely "changing a single input to an analysis the Company already performs," the Company does not believe that shareholders would readily extrapolate this interpretation. As discussed in the No-Action Letter, the Staff routinely grants no-action relief for companies to exclude proposals that fail to provide guidance on how a proposal should be implemented or fail to define critical terms. The Company continues to believe that without a definition of "Demand Reduction Scenario" or related guidance, the method by which reserves would be adjusted to "exclude barrels of oil that are not economically producible under a Demand Reduction Scenario" could be subject to differing interpretations regarding how such adjustment should be performed. Therefore, the Company believes the Proposal is excludible under Rule 14a-8(i)(3) because neither the stockholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine with reasonable certainty exactly what actions or measures the Proposal requires.

CONCLUSION

For the reasons described above and the reasons set forth in the No-Action Letter, the Company believes the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations, or, alternatively, under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite. On behalf of the Company, we respectfully request that the Staff not recommend any enforcement action if the Company excludes the Proposal from its 2015 Proxy Materials. If the Staff disagrees with the Company's conclusion, we request the opportunity to confer with the Staff prior to its final determination.

Please transmit your response by email to me at kristen.cunningham@bgllp.com. The addresses and email addresses for the Proponent are set forth at the end of this letter. Please call me at 214-758-1080 if we may be of any further assistance in this matter.

Very truly yours,



Kristen N. Cunningham
Bracewell & Giuliani LLP

BRACEWELL
&GIULIANI

cc: Mr. Timothy Brennan
Unitarian Universalist Association
24 Farnsworth Street
Boston, MA 02210-1409
Email: tbrennan@uua.org

Rev. William Somplatsky-Jarman
Presbyterian Church (U.S.A.)
100 Witherspoon Street, Room 3222
Louisville, KY 40202
Email: Bill.Somplatsky-Jarman@pcusa.org

January 15, 2015

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by ConocoPhillips to omit proposal by Unitarian Universalist Association and Presbyterian Church (U.S.A.)

Dear Sir/Madam,



UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Unitarian Universalist Association and the Presbyterian Church (U.S.A.) (together, the "Proponents") submitted a shareholder proposal (the "Proposal") to ConocoPhillips ("ConocoPhillips" or the "Company"). The Proposal asks the Human Resources and Compensation Committee of ConocoPhillips' board to adopt a policy that it will not use "reserves additions," "reserve replacement ratio" or any other reserves-based metric to determine the amount of any senior executive's incentive compensation without adjusting reserves to exclude barrels of oil equivalent that are not economically producible under a scenario (the "Demand Reduction Scenario") in which the price of a barrel of Brent crude oil decreases to $65 by 2020 and remains flat thereafter.

In a letter to the Division dated December 30, 2014 (the "No-Action Request"), ConocoPhillips stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. ConocoPhillips argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations and on Rule 14a-8(i)(3), on the ground that the Proposal is excessively vague. As discussed more fully below, ConocoPhillips has not met its burden of proving

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475
uua.org

its entitlement to rely on either exclusion; accordingly, the Proponents respectfully ask that the Company's request for relief be denied.

Ordinary Business

ConocoPhillips contends that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7), which allows exclusion of proposals dealing with a company's ordinary business operations. ConocoPhillips claims that the Proposal relates to general compensation matters rather than senior executive compensation, which has long been considered a significant social policy issue transcending ordinary business.

The clear language of the Proposal asks for a policy applicable only to senior executives' incentive compensation. To characterize the Proposal as addressing general compensation notwithstanding that unambiguous request, ConocoPhillips makes two arguments. Both are based on the fact, which the Proponents do not dispute, that the incentive plans under which senior executives are awarded incentive pay are the same plans that cover non-senior executives.

First, ConocoPhillips seems to claim that it cannot alter the metrics used for senior executives without also altering the metrics used for other employees, because both groups receive incentive pay under the same plans. But ConocoPhillips' incentive pay-setting process is not uniform for all covered employees. The Committee selects company performance metrics, performance on which determines part of the award under an incentive plan. (Proxy Statement filed on Mar. 28, 2014, at 47) One category of the company performance metrics, Operational, currently includes Reserve Replacement Ratio.

Another portion of the award is determined by performance on award unit metrics. ConocoPhillips has 43 award units, each with its own incentive compensation metrics. Although most employees fall into only one award unit, senior officers may participate in more than one award unit. The named executive officers use blended results for all units on a salary-weighted basis.

(2014 Proxy Statement, at 48) In this way, incentive compensation payouts are tailored so that employees are rewarded for achievements appropriate to their particular jobs and seniority levels. The multiplicity of award units, and the use of award unit combinations, shows the variability inherent in ConocoPhillips' incentive pay process. There would be no need to conform all plan participants' metrics to the metrics used for senior executives because those employees already have metrics that are different from one another's.

Adjusting a standardized accounting or finance metric for use in setting incentive pay is not an unfamiliar process for ConocoPhillips. In the Finance category of the company performance metrics, two metrics, return on capital employed and cash return on capital employed, are "adjusted for certain non-core earnings impacts." (2014 Proxy Statement, at 47)

The adjustment to proved reserves requested in the Proposal would not have to be across-the-board for all employees, as ConocoPhillips claims, because the final portion of incentive pay is determined by individual performance. The Committee has latitude here: ConocoPhillips' Compensation Discussion and Analysis states that the company's incentive pay programs "contemplate that the Committee will exercise discretion in assessing and rewarding individual performance." The effect of adjustment to proved reserves indicated by the Demand Reduction Scenario, if any, could be made at this point in the process.

Second, ConocoPhillips argues that the Proposal seeks to micro-manage ConocoPhillips' incentive pay-setting process by virtue of necessitating these adjustments to senior executives' award calculations. Under that reasoning, any proposal addressing any element of senior executive compensation paid out under a plan applicable to employees other than senior executives—whether cash bonuses, stock options or restricted stock—would be excludable on ordinary business grounds. That result would effectively eliminate shareholders' ability to request changes of any kind to senior executive incentive pay, which makes up the lion's share of total compensation.

In a recent determination, the Division's Staff rejected arguments much like those ConocoPhillips makes here. In McKesson Corp. (June 6, 2014), the proposal asked McKesson's compensation committee to adopt a policy that all equity compensation plans submitted to shareholders for approval under Section 162(m) specify the awards that will result from performance. McKesson argued that the proposal addressed general and not just senior executive compensation because the company maintained an omnibus equity plan covering more than just senior executives. McKesson also urged that the proposal sought to micro-manage the pay-setting process because the company would have to identify metrics for use several years in the future.

The Staff declined to grant relief. With respect to McKesson's first argument, the Staff allowed the proponent to clarify the applicability of the proposal to senior executives, as some unclear drafting left a question about the proposal's scope. Assuming the proponent complied, the Staff stated that McKesson could not exclude the proposal on ordinary business grounds.

Finally, ConocoPhillips urges that it would need to "fundamentally alter its compensation strategy" in order to comply with the Proposal. ConocoPhillips complains that if it does not apply the same adjusted metric to the general employee population—which as discussed above, would not be necessary—it will have to create different processes, policies and plans for senior executives. The existence of the individual performance adjustment, and the wide latitude given the Committee in making those adjustments, calls into question whether any changes would need to be made to existing plans. Even assuming changes would be required, though, the burden that imposes on ConocoPhillips is an appropriate matter for the Company to address in its statement in opposition to the Proposal; it is not a basis on which to exclude it.

Vagueness

ConocoPhillips also urges that the Proposal is excessively vague, supporting omission pursuant to Rule 14a-8(i)(3).

ConocoPhillips complains that the term Demand Reduction Scenario is not defined in the Proposal. That term is capitalized for clear reference later in the Proposal; the Demand Reduction Scenario is an analysis of whether a reserve is proved under the price assumption described in the Proposal's resolved clause.

The Proposal is sufficiently specific regarding the process requested of the Committee. The SEC defines "proved reserves" as "those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation."

The Proposal asks that if the Committee wishes to use a reserves-related metric for senior executives, the proved reserves analysis be conducted using an assumption that "existing economic conditions" involve a reduction in demand for oil, which may make some portion of the reserves not "economically producible" and thus not "proved." The Proposal does not ask ConocoPhillips to alter any of the other assumptions, such as engineering assessment, yield factors, or judgments regarding technology. Thus, the process sought by the Proposal is a relatively straightforward one involving changing a single input to an analysis the Company already performs.

For the reasons set forth above, ConocoPhillips has not met its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a8(i)(7) or Rule 14a-8(i)(3). The Proponents respectfully request that ConocoPhillips' request for relief be denied.

* * * *

The Proponents appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (617) 948-4305.

Very truly yours,



Timothy Brennan
Treasurer and CFO

cc: Kristen Cunningham
Bracewell & Giuliani LLP
Kristen.cunningham@bgllp.com

Rev. William Somplatsky-Jarman
Presbyterian Church (U.S.A.)

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Kristen N. Cunningham
Counsel

214.758.1080 Office
800.404.3970 Fax

Kristen.Cunningham@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2724

December 30, 2014

By E-mail
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips: Intention to Omit Stockholder Proposal from Unitarian Universalist Association and co-filer Presbyterian Church (U.S.A.)

Ladies and Gentlemen:

This letter is to inform you that our client, ConocoPhillips (the "Company"), intends to exclude from its proxy statement and form of proxy for the Company's 2015 annual meeting of stockholders (collectively, the "2015 Proxy Materials") the stockholder proposal and statement in support thereof (the "Proposal") from the Unitarian Universalist Association and co-filer the Presbyterian Church (U.S.A.) (collectively referred to as the "Proponent"). The Proposal, the Proponent's statement in support of the Proposal and related correspondence are attached hereto as Attachment A.

On behalf of the Company, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") concur in the Company's view that the Proposal may be properly excluded from the 2015 Proxy Materials for the reasons set forth below. The Company has advised us as to the factual matters set forth herein.

Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being emailed and mailed on this date to the Proponent informing the Proponent of the Company's intention to exclude the Proposal from the 2015 Proxy Materials.

The Company intends to file its definitive 2015 Proxy Materials with the Commission on or about March 27, 2014. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not later than 80 days before the Company intends to file its 2015 Proxy Materials.

THE PROPOSAL

The Proposal states, in pertinent part:

> RESOLVED: that shareholders of ConocoPhillips ("ConocoPhillips") urge the Human Resources and Compensation Committee to adopt a policy that it will not use "reserve additions," "reserve replacement ratio" ("RRR") or any other metric based on reserves to determine the amount of any senior executive's incentive compensation without adjusting reserves to exclude barrels of oil equivalent that are not economically producible under a Demand Reduction Scenario in which the price of a barrel of Brent crude oil decreases to $65 (the price used by Standard & Poor's) by 2020 and remains flat thereafter.

BASES FOR EXCLUSION

As discussed more fully below, the Company believes that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release.

The Staff has provided further guidance with respect to proposals related to compensation. In Staff Legal Bulletin No. 14A (CF), *Shareholder Proposals* (July 12, 2002) ("SLB 14A"), the Staff stated that since 1992 it has applied a bright-line analysis when considering the excludability under Rule 14a-8(i)(7) of stockholder proposals concerning equity or cash compensation matters. Under the Staff's analysis, proposals that relate to general employee compensation matters may be excluded under Rule 14a-8(i)(7), while proposals that concern only senior executive officer and director compensation matters may not be excluded. The Staff's distinction between general compensation matters and senior executive officer and director compensation matters is based on its view that senior executive and director compensation matters involve "significant social policy issues" that transcend day-to-day business matters and are appropriate for a stockholder vote. *See* SLB 14A.

The Company believes that it may properly exclude the Proposal under Rule 14a-8(i)(7) because it involves a "matter of ordinary business," given that the underlying subject matter of the Proposal relates to general compensation matters for a group of individuals beyond senior executive officers. On its face, the Proposal calls for a prohibition on the use of certain reserve metrics without specified adjustments for "senior executives." However, a closer look at the Company's compensation structure makes clear that the imposition of these restrictions would not only impact the Company's senior executives, but would instead impact the compensation of all of the Company's employees; or in other words, would implicate general employee compensation matters, which may be excluded as ordinary business operations pursuant to Rule 14a-8(i)(7). The Proposal notes that, "[a]t ConocoPhillips, both the annual incentive and performance shares programs use RRR as one of the metrics to determine senior executive pay. Reserve additions are also an authorized metric." While this statement is true, the Proponent fails to acknowledge that the Company's compensation programs apply not only to its executive officers, but are broad-based in nature and apply in some cases to all ConocoPhillips employees. The Proposal is therefore an impermissible attempt to micro-manage the Company's general employee compensation programs, and is not a proper matter for stockholder vote.

The use of reserves-related performance metrics is consistent with the Company's strategy and focus as an independent energy exploration and production company, and these metrics are components of both of the Company's primary performance-driven incentive compensation plans. These metrics are derived from proved reserves, which are based on engineering estimates and disclosed in accordance with SEC rules and regulations in the Company's Annual Reports on Form 10-K filed with the SEC. The Company's Variable Cash Incentive Program, or VCIP, is "designed to incentivize all employees worldwide to execute their duties in a way which achieves the Company's approved strategy." *See* ConocoPhillips 2014 Proxy Statement (the "2014 Proxy Statement"), filed with the Commission on March 28, 2014, at page 49. Of the various metrics used to determine the

Company's performance and the related incentive payout under the VCIP, 20% of the corporate performance goal is weighted toward operational goals, which includes the Company's reserve replacement ratio. *See* 2014 Proxy Statement at page 49. In addition, under the Company's Performance Share Program, or PSP, 40% of the performance goal is based on the achievement of operational and financial goals, which includes the Company's reserve replacement ratio as a performance metric. *See* 2014 Proxy Statement at page 50. Approximately 70 employees participate in the PSP, while the Company only deems ten officers as "executive officers." *See* 2014 Proxy Statement at page 8. Consistent with SLB 14A, the Staff has permitted the exclusion under Rule 14a-8(i)(7) of compensation proposals that would apply to employees who are not "executive officers" of a company. *See, e.g., Xcel Energy, Inc.* (February 6, 2004) (proposal determining the compensation of the president, all levels of vice president, the CEO, CFO and all levels of top management based on a specified formula excludable under Rule 14a-8(i)(7)); *International Business Machines Corporation* (January 22, 2009) (proposal limiting salary increases for employees of "level equivalent to a 3rd Line Manager or above" properly excludable under Rule 14a-8(i)(7) because it related to general compensation matters); *3M Company* (March 6, 2008) (proposal relating to the compensation of high-level 3M employees, including line employees and staff employees, excludable under Rule 14a-8(i)(7) because it related to general compensation matters); *Phillips Petroleum Co.* (March 13, 2002) (proposal that applied to "the Chairman and other officers" was permitted to be excluded under Rule 14a-8(i)(7) because the proposal was not clearly focused solely on executive compensation); *Lucent Technologies Inc.* (Nov. 6, 2001), (permitting the exclusion of a proposal that provided for the reduction of salaries of "ALL officers and directors" by 50%); *Minnesota Mining and Manufacturing Co.* (March 4, 1999), (permitting the exclusion of a proposal that requested, in part, that "[t]he total compensation yearly percentage increase for the top 40 executives at [the corporation] be limited to no more than twenty-five percent higher than the yearly percentage increase for the average compensated employee of the Company"). Like the proposals cited above, by dictating specific adjustments to performance metrics used in the Company's VCIP and PSP plans, the Proposal at hand applies to all of the Company's employees through their participation in the VCIP and to additional employees who are not executive officers through their participation in the PSP. Therefore, the Proposal relates to the Company's general compensation matters and may be excluded under Rule 14a-8(i)(7).

Even if the Staff determines that the Proposal relates to the significant policy issue of executive compensation, the Staff has, on numerous occasions, taken the position that a proposal may nevertheless be excludable under Rule 14a-8(i)(7) as relating to ordinary business operations if it micro-manages the specific manner in which the company should address the policy issue. *See Amazon.com, Inc.* (March 20, 2013) (permitting the exclusion of a proposal requesting that the board of directors hold a competition for giving public advice on the voting items in the proxy due to attempted micro-managing, despite the company's acknowledgment that the proposal raises the policy issue of encouraging a proxy advisor to render advice on matters to be voted upon by stockholders); *Marriott International Inc.* (March 17, 2010) (permitting the exclusion of a proposal limiting showerhead flow due to attempted micro-managing, despite the recognition that global warming, addressed in the proposal, is a significant policy issue); *Federal Agricultural Mortgage Corp.* (March 31, 2003) (permitting the exclusion of a proposal directing a company to make a specific charitable contribution for a specific purpose, despite a Staff position that charitable contributions involve a significant policy issue); and *Duke Energy Corp.* (February 16, 2001) (permitting the exclusion of a proposal requesting that the board of directors take the necessary steps to reduce the nitrogen oxide emissions from the coal-fired plants operated by the company and limit nitrogen oxide as relating to ordinary business operations, despite the proponent's concern with environmental issues). The foregoing no-action letters represent the Staff's position that even if a proposal relates to a significant policy issue, a proposal may nevertheless be excludable under Rule 14a-8(i)(7) as relating to ordinary business operations if the proposal seeks to micro-manage the specific manner in which the company should address the particular issue. By dictating a limit on the metrics that may be used by the Company in its compensation plans, the Proposal at issue here does exactly that. Therefore, the Proposal is excludable under Rule 14a-8(i)(7).

While the Proposal purports to limit its scope to senior executive officers, in order to comply with the requirements of the Proposal the Company would be required to fundamentally alter its compensation strategy. The Company would either have to make an adjustment pursuant to a "Demand Reduction Scenario" on certain metrics by which performance is measured pursuant to the VCIP and PSP programs as applied to the general employee population, or it would be forced to maintain an entirely separate set of compensation plans, processes, procedures, and administration for awards to executive officers. The Company believes strongly that all of its employees, including its executive officers, should be compensated based on the same metrics, so that changes in the price of crude oil or other factors affecting the Company's business affect all employees in precisely the same manner. The Company has designed its compensation programs with this in mind. To effectively require that the Company either subject all employees to these adjusted performance metrics or to create a separate compensation plan for its executive officers that dictates a limit on the metrics that may be used is to impermissibly attempt to micro-manage the specific manner in which the Company administers its compensation plans. Therefore, the Proposal is excludable under Rule 14a-8(i)(7).

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (CF), *Shareholder Proposals* (September 15, 2004), the Staff stated that a Company may seek to exclude or modify a statement if the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The Company believes the Proposal, which calls for the adjustment of reserves-based performance metrics based on a "Demand Reduction Scenario," is inherently vague and indefinite. Therefore, the Company believes that implementation of the Proposal, if adopted, would be subject to differing and conflicting interpretation and may be excluded from the 2015 Proxy Materials.

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals that failed to provide guidance on how the proposal would be implemented. *See, e.g., Newell Rubbermaid Inc.* (January 11, 2013) and *FirstEnergy Corp.* (February 21, 2013) (proposal requesting that accelerated vesting of equity awards following a change in control only be allowed on a "pro rata" basis was vague and indefinite); *General Electric Company* (January 21, 2011) (proposal requesting that compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required); and *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations). Like the proposals described above that were granted no-action relief, the Proposal does not offer sufficient guidance as to how it would be implemented if adopted and fails to define critical terms, and therefore implementation of the Proposal could be subject to differing and conflicting interpretation.

The Proposal would prohibit the Company from using a reserves-based performance metric "without adjusting reserves to exclude barrels of oil equivalent that are not economically producible under a Demand Reduction Scenario in which the price of a barrel of Brent crude oil decreases to $65...by 2020 and remains flat thereafter." As the Proposal correctly notes, reserve-based metrics are based on the Company's estimate of proved reserves, calculated in accordance with SEC rules and regulations. It is unclear from the face of the Proposal specifically how the Company should perform a "Demand Reduction Scenario," a term that is not defined in the Proposal. Estimating proved reserves is a complicated matter, and engineering estimates of the quantities of proved reserves are inherently imprecise and represent only approximate amounts because of the judgments involved in developing such information. Reserve estimates are based on geological and engineering assessments of in-place hydrocarbon volumes, the production plan, historical extraction recovery and processing yield factors, installed plant operating capacity and approved operating limits. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data and the efficiency of extracting and processing the hydrocarbons. Because the adjustment required by the Proposal deviates so substantially from the calculation of proved reserves prepared in accordance with the rules and regulations of the SEC and applicable accounting standards, it would be impossible to determine with any certainty how the reserves-related metrics are to be adjusted. As a result, actions taken by the Company to implement the Proposal if it were to be approved could be significantly different from actions envisioned by stockholders voting on the Proposal. In addition, the Proposal focuses on the production of unconventional assets, and incorrectly asserts that unconventional oil is more costly to produce. This mischaracterization serves to further confuse the issue of how the "Demand Reduction Scenario" analysis should be conducted, as stockholders would be asked to make decisions about the Proposal based on misleading supporting information. Therefore, the Company believes the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(3) as impermissibly vague and indefinite due to the fact that the Company is unable to determine with any reasonable certainty exactly what actions or measures the proposal requires, or the ramifications of the resulting vote, if the Proposal were adopted.

CONCLUSION

Based on the foregoing, we respectfully request that the Staff not recommend any enforcement action if the Company excludes the Proposal from its 2015 Proxy Materials. If the Staff disagrees with the Company's conclusion, we request the opportunity to confer with the Staff prior to its final determination.

* * * * *

BRACEWELL
&GIULIANI

Please transmit your response by email to me at kristen.cunningham@bgllp.com. The addresses and email addresses for the Proponent are set forth below. Please call me at 214-758-1080 if you have any questions regarding this request.

Very truly yours,



Kristen N. Cunningham
Bracewell & Giuliani LLP

Enclosures

cc: Mr. Timothy Brennan
Unitarian Universalist Association
24 Farnsworth Street
Boston, MA 02210-1409
Email: tbrennan@uua.org

Rev. William Somplatsky-Jarman
Presbyterian Church (U.S.A.)
100 Witherspoon Street, Room 3222
Louisville, KY 40202
Email: Bill.Somplatsky-Jarman@pcusa.org

ATTACHMENT A

VIA FAX AND PRIORITY MAIL

November 26, 2014

Ms. Janet Langford Kelly
Senior Vice President Legal, General Counsel, and Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079-1175

Dear Ms. Kelly:



UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

The Unitarian Universalist Association (UUA), a holder of 124 shares of ConocoPhillips, is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Human Resources and Compensation Committee adopt a policy that it will only use reserves that are economically producible under a demand reduction scenario to determine the amount of any senior executive's incentive compensation.

This resolution is proposed by the Unitarian Universalist Association, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $186 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting.

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475
uua.org

Verification that we are beneficial owners of ConocoPhillips is enclosed. If you have any questions or wish to discuss the proposal, please contact me at (617) 948-4605 or tbrennan@uua.org.

Yours very truly,



Timothy Brennan

Enclosures: Shareholder resolution
Verification of ownership

RESOLVED, that shareholders of ConocoPhillips ("ConocoPhillips") urge the Human Resources and Compensation Committee to adopt a policy that it will not use "reserve additions," "reserve replacement ratio" ("RRR") or any other metric based on reserves to determine the amount of any senior executive's incentive compensation without adjusting reserves to exclude barrels of oil equivalent that are not economically producible under a Demand Reduction Scenario in which the price of a barrel of Brent crude oil decreases to $65 (the price used by Standard & Poor's) by 2020 and remains flat thereafter.

SUPPORTING STATEMENT

As long-term shareholders, we believe that incentive compensation metrics should promote the creation of sustainable value. The recent commitment between the U.S. and China to faster emissions reductions underscores the challenges faced by the oil and gas industry as the need to limit climate change becomes more urgent. Some investors and their intermediaries now consider scenarios in which regulatory change has reduced demand for oil significantly when making decisions. For example, Standard and Poor's used a "stress scenario" of $65 per barrel oil by 2017 to evaluate oil companies' creditworthiness if prices decline. ("What a Carbon-Constrained Future Could Mean for Oil Companies' Creditworthiness" (Mar. 1, 2013))

At ConocoPhillips, both the annual incentive and performance shares programs use RRR as one of the metrics to determine senior executive incentive pay. Reserve additions are also an authorized metric. Both are determined as of the end of the year, based on proved reserves, which the SEC defines as quantities that "can be estimated with reasonable certainty to be economically producible . . . under existing economic conditions, operating methods and government regulations."

ConocoPhillips has stated that 35% of its exploration and appraisal capital in 2014 was spent on unconventional assets and forecast that production from North American unconventional assets would increase by 22% per year between 2013 and 2017. (http://www.conocophillips.com/investor-relations/Investor%20Presentation%20Documents/2014_Analyst%20Day_FINAL_2014-04-14.pdf) Unconventionals are more carbon-intensive to produce, require more processing and cannot be recovered through ordinary production techniques. (http://carnegieendowment.org/files/unconventional_oil.pdf, at 7-9) As a result, unconventional oil is more costly to produce. (http://www.iea.org/aboutus/faqs/oil/)

We are concerned that basing senior executive incentive compensation on reserves may encourage the addition of reserves that are so costly to access that projects may be cancelled if prices fall. ConocoPhillips acknowledges in its 10-K covering 2013 that "[a]ny significant future price changes could have a material effect on the quantity and present value of our proved reserves." (10-K filed Feb. 25, 2014, at 27) The International Energy Agency's chief economist noted that the 30% drop in the price of oil in 2014 created "major challenges" for unconventional oil projects. (Kjetil Malkenes Hovland, "Unconventional Oil Projects Face Major Challenges, Says IEA's Birol," Wall

Street Journal, Nov. 17, 2014 (available at http://online.wsj.com/articles/unconventional-oil-projects-face-major-challenges-says-ieas-birol-1416230795?mod=WSJ_LatestHeadlines)) Accordingly, we believe that incorporating an analysis under a Demand Reduction Scenario would better reflect increasing uncertainty over climate regulation and future oil demand and would more closely align senior executives' and long-term shareholders' interests.



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

11/26/2014

To Whom It May Concern:

As of November 26,2014, State Street Bank has held 124 number of shares of CONOCOPHILLIPS, CUSIP 20825C104, Ticker COP, in account number ***FISMA & OMB Memorandum M-07-16*** The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Brandon Wilber
Client Service, Manager
State Street Corporation
Wealth Manager Services
816-871-1645



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

11/26/2014

To Whom It May Concern:

As of November 26,2014, State Street Bank has held 124 number of shares of CONOCOPHILLIPS, CUSIP 20825C104, Ticker COP, in account number ***FISMA & OMB Memorandum M-07-16*** The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Brandon Wilber
Client Service, Manager
State Street Corporation
Wealth Manager Services
816-871-1645



Stephen D. Elison
Senior Counsel

ConocoPhillips Company
600 North Dairy Ashford (77079-1175)
P.O. Box 4783, ML 1068
Houston, TX 77210-4783
Telephone: (281) 293-5582
Facsimile: (281) 293-3826
Email: *Stephen.D.Elison@ConocoPhillips.com*

December 5, 2014

BY UPS

Mr. Timothy Brennan
Unitarian Universalist Association
24 Farnsworth Street
Boston, Massachusetts 02210-1409

Re: Notice of Deficiency – Proposal for 2015 Annual Meeting

Dear Mr. Brennan:

I am writing to acknowledge receipt on November 28, 2014, of your shareholder proposal (the "Proposal") submitted to ConocoPhillips. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, we hereby inform you of a procedural defect in your submission, as described below. For your convenience we are transmitting a copy of Rule 14a-8 with this letter.[1]

Under Rule 14a-8(b), in order to be eligible to submit a proposal, a stockholder must demonstrate that the stockholder has continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year preceding and including the date the stockholder submits the proposal. A stockholder must also continue to hold those securities through the date of the meeting. When a stockholder's proposal does not satisfy the procedural requirements of Rule 14a-8, the stockholder has the opportunity to revise the proposal to adequately correct the problem within 14 days following notice of such deficiency.

We did not find a written statement in your proposal indicating your commitment to hold securities through the date of the meeting as is required by Rule 14a-8(b)(2)(i). Consequently, we consider your submission to be deficient.

If you chose to revise your submission, under Rule 14a-8(f)(1), your response must be postmarked or transmitted electronically within 14 calendar days of your receipt of this letter. Please note that, because the submission has not satisfied the procedural requirements described above, we have not yet determined whether the submission could

[1] An electronic version of Rule 14a-8 is available at: http://www.ecfr.gov/cgi-bin/text-idx?SID=16d6add098f493d27ee9fe18083cedf8&node=se17.4.240_114a_68&rgn=div8.

be omitted from the company's proxy statement on other grounds. If you adequately correct the procedural deficiencies within the 14-day time frame, the company reserves the right to seek to omit your proposal pursuant to Rule 14a-8(i) if another valid basis for such action exists.

Please send the requested documentation to my attention:

Stephen D. Elison
ConocoPhillips Company
ML 1068
600 North Dairy Ashford
Houston, Texas 77079

Alternatively, you may transmit any response by email to me at stephen.d.elison@conocophillips.com.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please contact me at (281) 293-5582.

Best regards,



Stephen D. Elison
Senior Counsel

Attachment

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of September 19, 2014

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1)

Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

For questions or comments regarding e-CFR editorial content, features, or design, email ecfr@nara.gov.
For questions concerning e-CFR programming and delivery issues, email webteam@gpo.gov.

Cunningham, Kristen

From:	Elison, Stephen D (LDZX) <Stephen.D.Elison@conocophillips.com>
Sent:	Monday, December 08, 2014 2:11 PM
To:	Cunningham, Kristen; Kinney, Shannon B (LDZX); Burrell, Paula J (LDZX); McLane, Charlotte G (LDZX)
Subject:	Requested additional information
Attachments:	Response to ConocoPhillips.pdf

FYI

From: Susan Helbert [mailto:SHelbert@uua.org]
Sent: Monday, December 08, 2014 1:35 PM
To: Elison, Stephen D (LDZX)
Subject: [EXTERNAL]Requested additional information

Good afternoon Mr. Elison,

Attached please find our letter confirming that the Unitarian Universalist Association will continue to hold the requisite number of shares of ConocoPhillips through the annual meeting date.

Best-

Susan D. Helbert | Assistant to the Treasurer
Phone (617) 948-4306 | shelbert@uua.org
uua.org | Twitter | Facebook


UNITARIAN
UNIVERSALIST
ASSOCIATION

Our work is made possible by congregations' generous gifts to the Annual Program Fund and individual friends like you. Please consider making a gift today!

VIA EMAIL (stephen.d.elison@conocophillips.com)

December 8, 2014

Mr. Stephen D. Elison
ConocoPhillips Company
ML 1068
600 North Dairy Ashford
Houston, TX 77079-1175



UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

Dear Mr. Elison:

This letter is to confirm the Unitarian Universalist Association will continue to hold the requisite number of ConocoPhillips shares for filing proxy resolutions through the annual meeting.

Thank you for the opportunity to resolve the defect with the original letter.

Yours very truly,



Timothy Brennan

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475
uua.org



Committee on Mission Responsibility Through Investment (MRTI)

VIA OVERNIGHT DELIVERY

November 25, 2014

Ms. Janet Langford Kelly, Corporate Secretary
ConocoPhillips
600 North Dairy Ashford Road
Houston, TX 77079

Dear Ms. Kelly:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.3 million members. Our General Assembly believes its investments should promote its mission goals, and reflect its ethical values. These goals include social and economic justice, securing the rights of women and environmental responsibility. The Committee on Mission Responsibility Through Investment (MRTI) was created over thirty years ago to implement this policy. The General Assembly has been concerned about climate change for over twenty years, and has advocated for reduction of greenhouse gas (GHG) emissions in our church buildings, carbon neutral lifestyles, international agreements and adoption of GHG reduction targets by corporations.

The Board of Pensions of the Presbyterian Church (USA) is the beneficial owner of 46 shares of ConocoPhillips common stock. We are co-filing the enclosed shareholder proposal submitted by the Unitarian Universalist Association, along with its supporting statement, for consideration and action at your 2015 Annual Meeting. In brief, the proposal requests ConocoPhillips to make adjustments to how it calculates executive compensation.

In accordance with SEC Regulation 14A-8 of the Securities and Exchange Commission Guidelines, the Board of Pensions has continuously held ConocoPhillips shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership from BNY Mellon Asset Servicing, the master custodian, will be forwarded separately. The Board will maintain the SEC-required ownership position of ConocoPhillips stock through the date of the 2015 Annual Meeting. Our shares will be represented at the Annual Meeting.

As one of the world's largest corporations in the oil and gas industry, ConocoPhillips should be an industry leader in addressing climate change. We believe aligning executive compensation with best practices that address the threat posed by climate change is desirable, and sets a positive example.

Presbyterian Church (U.S.A.)
100 Witherspoon St, Room 3222, Louisville, KY 40202
Phone: 502-569-5809 ~ Fax: 502-569-8963
Email: Bill.Somplatsky-Jarman@pcusa.org
Webpage:
www.presbyterianmission.org/ministries/mrti/

Social Witness Ministries
Compassion, Peace and Justice Ministries



Letter to Ms. Janet Langford Kelly
November 25, 2014
Page Two

We hope that you will respond positively to this resolution through dialogue with the filers and any co-filers, and look forward to participating in such discussions.

Sincerely,



Rev. William Somplatsky-Jarman
Coordinator for Mission Responsibility Through Investment

Enclosure: Proposal on Policy for Setting Executive Compensation

Cc: Ms. Elizabeth (Terry) Dunning, MRTI Chairperson
Mr. George Philips, MRTI Vice Chairperson

RESOLVED, that shareholders of ConocoPhillips ("ConocoPhillips") urge the Human Resources and Compensation Committee to adopt a policy that it will not use "reserve additions," "reserve replacement ratio" ("RRR") or any other metric based on reserves to determine the amount of any senior executive's incentive compensation without adjusting reserves to exclude barrels of oil equivalent that are not economically producible under a Demand Reduction Scenario in which the price of a barrel of [Brent and West Texas Intermediate] crude oil decreases to $65 by 2020 and remains flat thereafter.

SUPPORTING STATEMENT

As long-term shareholders, we believe that incentive compensation metrics should promote the creation of sustainable value. The recent agreement between the U.S. and China to commit to faster emissions reductions underscores the challenges faced by the oil and gas industry as the need to limit climate change becomes more urgent. Some investors and their intermediaries now consider scenarios in which regulatory change has reduced demand for oil significantly when making decisions. For example, Standard and Poor's used a "stress scenario" of $65 per barrel oil by 2017 to evaluate oil companies' creditworthiness if prices decline. ("What a Carbon-Constrained Future Could Mean for Oil Companies' Creditworthiness" (Mar. 1, 2013))

At ConocoPhillips, both the annual incentive and performance shares programs use RRR as one of the metrics to determine senior executive incentive pay. Reserve additions are also an authorized metric. Both are determined as of the end of the year, based on proved reserves, which the SEC defines as quantities that "can be estimated with reasonable certainty to be economically producible . . . under existing economic conditions, operating methods and government regulations."

ConocoPhillips has stated that 35% of its exploration and appraisal capital in 2014 was spent on unconventional assets and forecast that production from North American unconventional assets would increase by 22% per year between 2013 and 2017. (http://www.conocophillips.com/investor-relations/Investor%20Presentation%20Documents/2014_Analyst%20Day_FINAL_2014-04-14.pdf) Unconventionals are more carbon-intensive to produce, require more processing and cannot be recovered through ordinary production techniques. (http://carnegieendowment.org/files/unconventional_oil.pdf, at 7-9) As a result, unconventional oil is more costly to produce. (http://www.iea.org/aboutus/faqs/oil/)

We are concerned that basing senior executive incentive compensation on reserves may encourage the addition of reserves that are so costly to access that projects may be cancelled if prices fall. ConocoPhillips acknowledges in its 10-K covering 2013 that "[a]ny significant future price changes could have a material effect on the quantity and present value of our proved reserves." (10-K filed Feb. 25, 2014, at 27) The International Energy Agency's chief economist noted that the 30% drop in the price of oil in 2014 created "major challenges" for unconventional oil projects. (Kjetil Malkenes Hovland, "Unconventional Oil Projects Face Major Challenges, Says IEA's Birol," Wall

Street Journal, Nov. 17, 2014 (available at http://online.wsj.com/articles/unconventional-oil-projects-face-major-challenges-says-ieas-birol-1416230795?mod=WSJ_LatestHeadlines)) Accordingly, we believe that incorporating an analysis under a Reduced Demand Scenario would better reflect increasing uncertainty over climate regulation and future oil demand and would more closely align senior executives' and long-term shareholders' interests.



Stephen D. Elison
Senior Counsel

ConocoPhillips Company
600 North Dairy Ashford (77079-1175)
P.O. Box 4783, ML 1068
Houston, TX 77210-4783
Telephone: (281) 293-5582
Facsimile: (281) 293-3826
Email: *Stephen.D.Elison@ConocoPhillips.com*

December 5, 2014

BY UPS

Rev. William Somplatsky-Jarman
Presbyterian Mission Agency
Presbyterian Church (U.S.A.)
100 Witherspoon Street, Room 3222
Louisville, Kentucky 40202

Re: Notice of Deficiency – Proposal for 2015 Annual Meeting

Dear Rev. Somplatsky-Jarman:

I am writing to acknowledge receipt on November 28, 2014, of your shareholder proposal (the "Proposal") submitted to ConocoPhillips. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, we hereby inform you of a procedural defect in your submission, as described below. For your convenience we are transmitting a copy of Rule 14a-8 with this letter.[1]

Under Rule 14a-8(b), in order to be eligible to submit a proposal, a stockholder must demonstrate that the stockholder has continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year preceding and including the date the stockholder submits the proposal. When a stockholder's proposal does not satisfy the procedural requirements of Rule 14a-8, the stockholder has the opportunity to revise the proposal to adequately correct the problem within 14 days following notice of such deficiency.

Our transfer agent has informed us that you are not currently reflected on their records as a registered holder of ConocoPhillips shares. If you are not a registered holder, you must provide a written statement from the "record" holder of your shares (usually a broker or bank) and a participant in the Depositary Trust Company (DTC), verifying that, preceding and including the date you submitted your proposal, you owned and had continuously held at least $2,000 in market value, or 1% of our common stock for at least one year.[2]

[1] An electronic version of Rule 14a-8 is available at: http://www.ecfr.gov/cgi-bin/text-idx?SID=16d6add098f493d27ee9fe18083cedf8&node=se17.4.240_114a_68&rgn=div8.
[2] An alternative method for demonstrating ownership can be found in Rule 14a-8(b)(2)(ii).

Under Rule 14a-8(f)(1), your response must be postmarked, or transmitted electronically within 14 calendar days of your receipt of this letter. Please note that, because the submission has not satisfied the procedural requirements described above, we have not yet determined whether the submission could be omitted from the company's proxy statement on other grounds. If you adequately correct the procedural deficiencies within the 14-day time frame, the company reserves the right to seek to omit your proposal pursuant to Rule 14a-8(i) if another valid basis for such action exists.

Please send the requested documentation to my attention:

Stephen D. Elison
ConocoPhillips Company
ML 1068
600 North Dairy Ashford
Houston, Texas 77079

Alternatively, you may transmit any response by email to me at stephen.d.elison@conocophillips.com.

If you have any questions or would like to speak with a representative from ConocoPhillips about your proposal, please contact me at (281) 293-5582.

Best regards,



Stephen D. Elison
Senior Counsel

Attachment

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of September 19, 2014

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1)

Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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BNY MELLON
ASSET SERVICING

Bank of New York Mellon
One Mellon Center
Aim 151-1015
Pittsburgh, PA 15258

November 25, 2014

Janet Langford Kelly
Corporate Secretary
ConocoPhillips Company
600 North Dairy Ashford Street
Houston, TX 77079

RE: THE BOARD OF PENSIONS OF THE PRESBYTERIAN CHURCH (U.S.A.)

Dear Ms. Kelly,

This letter is to verify that the Board of Pensions of the Presbyterian Church (U.S.A.) is the beneficial owner of 46 shares of ConocoPhillips as of November 25, 2014, the day the co-filing letter was sent, and November 26, 2014, the day you received the co-filing letter. This stock position is valued at over $2,000.00, and has been held continuously for over one year prior to the date of the filing of the shareholder resolution.

Please note that resolution is being filed under the name of the Presbyterian Church (U.S.A.), 100 Witherspoon Street, Louisville, Kentucky 40202.

Security Name	Cusip	Ticker
ConocoPhillips	20825C104	COP

Sincerely,

Terri Volz
BNY Mellon Asset Servicing
Phone: 412-234-5338
Fax: 412-236-9216
Email: Terri.Volz@bnymellon.com

Cc: Judith Freyer-The Board of Pensions of the Presbyterian Church (U.S.A.)
Donald A. Walker III-The Board of Pensions of the Presbyterian Church (U.S.A.)
William Somplatsky-Jarman- Mission Responsibility Through Investment
Peggy Dahmer- Mission Responsibility Through Investment



BNY MELLON
ASSET SERVICING

500 Grant Street, AIM # 151-1015
Pittsburgh, PA 15258

PRESORTED FIRST CLASS




UNITED STATES POSTAGE
PITNEY BOWES
02 1M
$ 00.43[5]
0004267389
DEC 03 2014
MAILED FROM ZIP CODE 15262

12/05/14 CLEV.OH 441

SITE SECURITY
DEC - 9 2014
SCREENED

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips Company
600 North Dairy Ashford Street
Houston, TX 77079

KARYPMB 77079

